Union Electric Company

1901 Chouteau Avenue

St. Louis, Missouri 63103

December 4, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Komul Chaundhry, Office of Structured Finance
Arthur Sandel, Office of Structured Finance

Re:	Union Electric Company
Ameren Missouri Securitization Funding I, LLC
Registration Statement on Form SF-1
File Nos. 333-282616 and 333-282616-01

Dear Ms. Chaundhry and Mr. Sandel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Union Electric Company and Ameren Missouri Securitization Funding I, LLC, hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on December 6, 2024 at 9:00 a.m. E.T., or as soon as practicable thereafter.

Please call or email Michael F. Fitzpatrick, Jr. or Adam R. O’Brian of Hunton Andrews Kurth LLP at (212) 309-1071 or (212) 309-1043, respectively, or mfitzpatrick@huntonak.com or aobrian@huntonak.com, respectively, as soon as the registration statement has been declared effective.

Very truly yours,

Union Electric Company

By:	/s/ Darryl T. Sagel
Name:	Darryl T. Sagel
Title:	Vice President and Treasurer

cc:	Michael F. Fitzpatrick, Jr., Hunton Andrews Kurth LLP
Adam R. O’Brian, Hunton Andrews Kurth LLP